UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                   INFORMATION FILED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                                  JULY 11, 2006
                                     (Date)




                            CITY CAPITAL CORPORATION
             (Exact name of registrant as specified in its charter)



                                     NEVADA
                 (State or other jurisdiction of incorporation)


                          000-33167           22-2774460
                     (Commission File No.) (IRS Employer ID)



                         2535 Pilot Knob Road, Suite 118
                            Mendota Heights MN 55120
              (Address of principal executive offices and zip code)



                                 (651) 452-1606
              (Registrant's telephone number, including area code)

                            CITY CAPITAL CORPORATION
                              A Nevada Corporation
                                 (651) 452-1606

This information statement is being mailed on or about July11, 2006, to you and other holders of record of the common stock of City Capital Corporation (the "COMPANY") as of the close of business on June 30, 2006. Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

In connection with the consummation of the reorganization (as described in greater detail in the section below entitled "Change in Control") the Company will acquire ECC Vine Street Real Estate Acquisitions, LLC ("ECC Vine"), a Missouri limited liability company, pursuant to the terms of a reorganization agreement (the "Agreement"), pursuant to which ECC Vine will become a wholly-owned subsidiary of the Company. In furtherance of the transaction, on May 5, 2006, Mr. Joseph Donahue resigned as Chief Executive Officer and Chairman of the Board of Directors of the Company (the "BOARD"), and Ephren W. Taylor II was appointed as Chief Executive Officer and Chairman of the Board.

On or about July 31, 2006, and upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, Mr. Richard Overdorff will resign from the Board and Phillip B. St. James will be appointed as a director of the Company. The appointment of Phillip B. St. James is made in connection with the transaction.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of the following:

COMMON STOCK

As of the Record Date, there were 235,000,000 shares of Common Stock and 15,000,000 shares of Preferred Stock authorized with a par value of $.001 per share, of which approximately 6,040,531 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. Each holder of the Company's Common Stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The holders of Common Stock are entitled to receive pro rata dividends, when and as declared by the Board of Directors in its discretion, out of funds legally available therefore.

Dividends on the Common Stock are declared by the Board of Directors. The payment of dividends on the Common Stock in the future, if any, will be determined by the Board of Directors. In addition, the payment of such dividends will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

PREFERRED STOCK

Our Articles of Incorporation authorize the issuance of 15,000,000 shares of Preferred Stock. The Board of Directors has sole discretion in designating the preferences, limitations and relative rights of the Preferred Stock. The Company presently has one (1) class or series of Preferred Stock outstanding.

Series A Preferred Stock - The Company has 15,000,000 shares of Series A Preferred Stock designated. Each share of Series A Preferred Stock is convertible into shares of the Company's Common Stock on a 25-for-1 basis, and the conversion ratio, as adjusted by forward or reverse stock splits. The Series A Preferred Stock is non-interest bearing, has voting rights consistent with conversion rights, i.e., each share of Series A Preferred Stock is entitled to 25 votes. In the event of a liquidation event, the Series A Preferred Stock participates equally with holders of shares of Common Stock based on the foregoing formula. As of the Record Date, there were no shares of Series A Preferred Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 30, 2006, certain information known to us with respect to the beneficial ownership of the Company's common stock by (i) each director and executive officer of the Company, (ii) each person who is known by us to own of record or beneficially more than 5% of the outstanding common stock, and (iii) all of the Company's directors and its executive officers as a group. Unless otherwise indicated, each of the shareholders can be reached at the Company's principal executive offices located at 2535 Pilot Knob Road, Suite 118, Mendota Heights, Minnesota 55120.



-------------- ---------------------------- --------------------- --------------
                    Name and Address of     Amount of Beneficial   Percent of
Title of Class     Beneficial Owner (1)           Ownership           Class

--------------- --------------------------- --------------------- --------------
                      Gary Borglund,
 Common Stock      2535 Pilot Knob Road,
                        Suite 118,                 37,500               0.62%
                 Mendota Heights, MN 55120
--------------- --------------------------- --------------------- --------------
                    Ephren W. Taylor II                                 0.00%
 Common Stock      2535 Pilot Knob Road,
                        Suite 118,                    0
                 Mendota Heights, MN 55120
--------------- --------------------------- --------------------- --------------
                  Richard Overdorff 2535
 Common Stock   Pilot Knob Road, Suite 118,         3,000 (2)           0.05%
                 Mendota Heights, MN 55120
--------------- --------------------------- --------------------- --------------
 Common Stock     Shares of all directors
                 and executive officers as         40,500               0.67%
                    a group (3 persons)
--------------- --------------------------- --------------------- --------------
 Common Stock       Macenta Group, LLC
                     721 Olive Street           1,202,000              19.89%
                        Suite 1500
                    St. Louis MO 63101
--------------- --------------------------- --------------------- --------------

(1) Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them. (2) These shares are held in the name of Mr. Ken Blomhofer, who resides in Mr. Overdorff's household.

                               CHANGE IN CONTROL.

On July 31, 2006, and pursuant to an Exchange Agreement (the "Agreement") dated as of April 19, 2006, by and between the Company and the sole unitholder of ECC Vine, a Missouri limited liability company, the Company will acquire ECC Vine as a wholly-owned subsidiary of the Company. In consideration for the outstanding shares of ECC Vine received by the Company, the Company will issue to the sole unitholder of ECC Vine 6,731,364 restricted common shares of the Company, in a change of control of the Company, with the former unitholder of ECC Vine owning approximately 48.7% of the Company on a fully diluted basis. The Company is unaware of any arrangements, including any pledge by any person of the Company's securities, the operation of which may at a subsequent date result in a change in control of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

 There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the common stock of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following sets forth the names and ages and the business experience of the current directors, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The directors serve one year terms or until their successors are elected. There are no family relationships among any of the Directors, nominees or executive officers.

Ephren W. Taylor II, Chairman and Chief Executive Officer

Ephren W. Taylor II, age 23, became the Company's Chief Executive Officer and Chairman of the Board of the Company on May 5, 2006. Mr. Taylor's interest in the proposed reorganization transaction arises from his affiliation with ECC Vine, as to which Mr. Taylor is Chairman and CEO of Ephren Capital Corporation, the sole member of ECC Vine. Mr. Taylor, age 23, has from 2003 to the present served as the Chief Executive Officer and President of Amoro Corporation, a public company trading under the symbol AORO.PK that is developing various real estate projects in Tennessee, Ohio and Missouri. Mr. Taylor is also serving as the Chief Executive Officer of Amoro Capital Corporation, which owns a diversified portfolio of companies including Ephren Capital Corporation, Green Mountain Springs Water, a third generation bottled water company, and Amoro Financial Group. From 2000 to 2003, Mr. Taylor founded and served as Chief Executive Officer of iNTouch Connections, LLC, a technology company.

Gary Borglund, Director

Gary Borglund, age 58, became a director of the Company in 1997, and will continue in such capacity as an independent director until his successor is elected. Mr. Borglund has over ten years of professional experience in new ventures as a principal and executive, as well as ten years as a consultant. Since 1998, Mr. Borglund has worked exclusively with early stage development, high tech and Internet companies. Mr. Borglund serves on several boards of directors for public and private companies and remains in these capacities with regard to the companies to date. Mr. Borglund was a Director of Red Oak Management from 1996 to 2000. Since joining the Company, he has dealt with issues regarding funding and the restructuring of debt. Mr. Borglund attended the University of Minnesota.

Richard Overdorff, Director.

Mr. Overdorff, age 63, became a director of the Company in 2001, and will serve in such capacity until 10 days following the mailing of this Information Statement. Mr. Overdorff has a broad base of experience in multiple disciplines for application to corporate planning and operations. His business career includes corporate management with an international airline, serving as a Management Consultant to blue chip corporations with Golightly & Co International of New York City, and the management of a financial services practice providing investment services to individuals and closely held businesses. A 1967 MBA graduate in Marketing and Finance from Penn State University, he earned the designation of Certified Financial Planner in 1984, is licensed as a Securities Principal, an Insurance Broker and a California Real Estate Broker. For the past fourteen years, Mr. Overdorff has been an Independent Registered Representative with TransAm Financial Group, Inc. He is a member of the Financial Planning Association, sits on the Board of the Orange County Financial Society, and is a Member of the Irvine Valley College Foundation Board of Governors.

Phillip B. St. James, Director Nominee

Mr. St. James obtained a Bachelor of Science degree in 1984 from DeVry Institute of Technology and in 1998 he earned a Masters in Business Management at Webster University. From 1998 to the present, he has worked as Community Affairs Representative, later as Vice President of Domestic Programs, for Heart-To-Heart International in Kansas City, Missouri, where he actively identified, recruited and facilitated partnerships with community-minded organizations. In these positions, he also established budgets, identified prospective funding sources and raised financial support; working with representatives of Tanzania, Africa (Arusha was Kansas City's "Sister City") and mainland China, he created systems to assess needs and procure products, establish logistics, monitor effectiveness and on-going needs. In 2000, Mr. St. James assumed management duties over U.S. corporate giving and philanthropy for Sanofi Aventis, Europe's largest (and the world's third largest) pharmaceutical company. Among other duties at Sanofi Aventis, he has redefined the company's involvement in community initiatives, including educational programs, United Way, Matching Gifts and Volunteer Programs as well as community health initiatives for the underserved and uninsured. Mr. St. James also manages the budget process and tracking of the Sanofi Aventis Foundation.

                    INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

The Company is not aware of any pending legal proceeding contemplated by a governmental authority concerning our business or properties. As of the date of this filing, the Company is not a party to any legal proceeding, either as plaintiff or defendant except as otherwise disclosed in its SEC reports.

Because of the nearly complete turnover of the Company's Board of Directors, it is not yet clear which members of the Board of Director will serve on standing committees of the Board, as a financial expert of the board's audit committee, or other committees performing similar functions. The Company intends to establish appropriate Board committees, including an audit committee, at some time following the appointment of the new directors as described in this Information Statement.

        The Board conducted nearly all of its business and approved nearly every corporate action during fiscal 2005 by the unanimous written consent of all its members, in the absence of formal Board meetings. Holders of the Company's securities can send communications to the Board via mail or telephone to the Secretary at the Company's principal executive offices. The Company has not yet established a policy with respect to Board members' attendance at the annual meetings.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                     TRANSACTIONS WITH MANAGEMENT AND OTHERS

There are no transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer of the Company, nominee for director of the Company, security holder known to the registrant as owning of record or beneficially more than five percent of any class of the Company's securities, or any immediate family member of any of the foregoing persons had, or will have, a direct or indirect material interest.

CERTAIN BUSINESS RELATIONSHIPS

None of the directors or nominees for director has been an executive officer of, or owns or has owned, of record or beneficially in excess of 10% equity interest in, any business or professional entity (i) that has made or proposes to make, payments to the registrant or its subsidiaries for property or services in excess of five percent of the Company's or the other entity's consolidated gross revenues, (ii) to which the Company or its subsidiaries has made or proposes to make, payments for property or services in excess of 5% of the Company's or the other entity's consolidated gross revenues for its last fiscal year, or (iii) to which the Company or its subsidiaries was indebted in an aggregate amount in excess of five percent of the registrant's total consolidated assets at the end of such fiscal year, nor have they been members of or counsel to a law firm or investment banking firm with which the Company has had or will have a relationship.

INDEBTEDNESS OF MANAGEMENT

No director or executive officer of the Company, nominee for director of the Company, immediate family member of any of the foregoing, corporation or organization of which any of the foregoing is an executive officer or partner, or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, or trust or other estate in which any of the foregoing has a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity, has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent shareholders are required by SEC regulations to furnish the Company with all Section 16(a) forms they file. Based solely on its review of the copies of the forms received by it and written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that, during the year ended December 31, 2005, all of the Company's executive officers, directors and greater-than-ten percent shareholders complied with all Section 16(a) filing requirements.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
                           SUMMARY COMPENSATION TABLE

         The following table sets forth, as to the Chief Executive Officer, information concerning all compensation paid for services to the Company in all capacities for each of the three years ended December 31 indicated below. No other executive officer of the Company received total annual salary and bonus in excess of $100,000 for each of the three years ended September 30 indicated below.

================================================================================================================================
 Name and        Year          Annual compensation                                 Long-term compensation
 principal                 Salary      Bonus   Other annual            Awards                  Payouts      LTIP     All other
 position                                      compensation         Restricted stock          Securities   payouts  compensation
                            ($)         ($)         ($)                 award(s)             under-lying     ($)       ($)
                                                                          ($)                 options/
                                                                                               SARs (#)
                                                                                                 ($)
 (a)              (b)       (c)         (d)        (e)                    (f)                   (g)            (i)     (h)
================================================================================================================================
Gary             2005      $85,169        -           -                    -                     -             -         -
Borglund,        2004      $55,069        -           -                    -                     -             -         -
President (1)    2002       $9,800        -           -                    -                     -             -         -
================================================================================================================================

  COMPENSATION OF DIRECTORS

At present, non-employee directors do not receive any cash compensation or award of options, warrants, or stock appreciation rights (SARs) for their service on the Board. The Board may in the future establish a policy for compensation of non-employee directors, which may include cash payments, option or stock grants and/or reimbursement of expenses.

               EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
                       AND CHANGE-IN-CONTROL ARRANGEMENTS

At present, there are no employment contracts between the Company and any named executive officers except Gary Borglund, whose contractual arrangements are described in the next succeeding paragraph. There are no compensatory plans or arrangements with respect to a named executive officer that would result in payments or installments in excess of $100,000 upon the resignation, retirement or other termination of such executive officer's employment with the Company or from a change-in-control.

On October 1, 2004, the Company entered into an employment agreement with Mr. Borglund, the full text of which is an exhibit of the Company's latest annual report filed with the Securities and Exchange Commission). Under the terms of this three-year contract, Mr. Borglund is to be paid $80,000 per year, subject to review by the Company's Compensation Committee on an annual basis with regard to the possibility of an increase in base salary; provided, however, the base salary is not to be decreased. In addition, he is eligible to receive an annual bonus; beginning in 2005, the target amount for the annual bonus is not less than 10% of the base salary, subject to review by the Company's Compensation Committee on an annual basis with regard to the possibility of an increased annual bonus and subject to the caveat that the Company's financial performance could result in a decrease or elimination of the Annual Bonus for any year(s). Under the agreement, Mr. Borglund is to be granted options to purchase 50,000 shares of the Company common stock (the term of the option is ten years and will vest 25% annually beginning on the first anniversary of the effective date. The stock option price shall be the fair market value of the Company's common stock on the effective date. These options have not yet been granted.

                             ADDITIONAL INFORMATION

     Additional information concerning the Company, including its annual and quarterly reports on Forms 10-KSB and 10-QSB, and current reports on Form 8-K, which have been filed with the Securities and Exchange Commission, may be accessed through the EDGAR archives at www.sec.gov.

                                            CITY CAPITAL CORPORATION
                                            On behalf of the Board of Directors



                                            /s/ Gary Borglund
                                            --------------------------
                                            Gary Borglund, President

July 11, 2006

                               EXCHANGE AGREEMENT

     THIS EXCHANGE AGREEMENT ("AGREEMENT") is made this 19 day of April, 2006, by and between CITY CAPITAL CORPORATION, a Nevada corporation, ("CCCN"), and EPHREN CAPITAL CORPORATION (the "ECC Unit Holder"), a Missouri corporation and the sole holder of issued and outstanding limited liability company units of ECC Vine Street Real Estate Acquisitions, LLC ("ECC"), a Missouri limited liability company dba "ECC JAZZ DISTRICT ACQUISITIONS, LLC", pursuant to which all of the issued and outstanding capital units of ECC will be exchanged for a quantity of newly issued common shares of the Company. In this Agreement, the parties are at times referred to collectively as the "Parties" and individually as a "Party."

                                   WITNESSETH

     WHEREAS, CCCN is a publicly traded company whose common stock, par value $.001 per share (the "CCCN Common Stock") is quoted on the OTC Bulletin Board under the symbol "CCCN," and

     WHEREAS, the ECC Unit Holder owns all of the issued and outstanding units of ECC (the "ECC Units"), and

     WHEREAS, the parties desire that CCCN acquire all of the ECC Units from the ECC Unit Holder solely in exchange for an aggregate of 6,731,364 newly issued shares of common stock of CCCN (the "CCCN Exchange Shares") pursuant to the terms and conditions set forth in this Agreement, and

     WHEREAS, the Parties intend that the transaction contemplated herein (the "Transaction") qualifies as a reorganization and tax-free exchange under Section 368(a) of the Internal Revenue Code of 1986, as amended, and

     WHEREAS, immediately following the Closing (as hereinafter defined), there will be issued and outstanding an aggregate of 11,569,895 shares of CCCN Common Stock, including the CCCN Exchange Shares to be issued to the ECC Unit Holder, and

     WHEREAS, following the Closing, ECC will become a wholly-owned subsidiary of CCCN.

     WHEREAS, immediately following the consummation of the Transaction, the CCCN Exchange Shares will represent between approximately Fifty-Seven Percent (57%) of the total outstanding Common Stock of CCCN, and

                                    AGREEMENT

     NOW, THEREFORE, on the stated premises and for and in consideration of the foregoing recitals, which are hereby incorporated by reference, the mutual covenants and agreements hereinafter set forth and the mutual benefits to the Parties to be derived herefrom and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereto agree as follows:

                                    EXCHANGE

     1.1 The Exchange. At the Closing (as hereinafter defined), each ECC Unit issued and outstanding immediately prior to the Closing Date shall be exchanged for share(s) of CCCN Common Stock. The aggregate number of shares of CCCN Stock exchanged for all of the ECC Units pursuant to this Agreement shall be 6,731,364. From and after the Closing Date, the ECC Unit Holder shall no longer own any ECC Units, and the membership certificate(s) formerly representing ECC Units shall represent the CCCN Exchange Shares issuable in exchange therefor pursuant to this Agreement.

     1.2 No Dilution. CCCN shall neither effect, nor fix any record date with respect to, any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the CCCN Stock between the date of this Agreement and the Effective Time.

     1.3 Closing. The closing ("Closing") of the Transaction shall occur no later than three (3) business days after each of the closing conditions set forth in Articles V and VI have been satisfied or waived (the "Closing Date").

     1.4 Closing Events. At the Closing, each of the respective Parties hereto shall execute, acknowledge, and deliver (or shall cause to be executed, acknowledged, and delivered) any and all stock certificates, officers' certificates, opinions, financial statements, disclosures, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to the Closing, and the documents and certificates provided in Sections 5.2, 5.4, 6.2, 6.4 and 6.5, together with such other items as may be reasonably requested by the Parties hereto and their respective legal counsel in order to effectuate or evidence the Transaction. If agreed to by the Parties, the Closing may take place through the exchange of documents (other than the exchange of stock certificates) by efax, fax, email and/or express courier. At the Closing, the CCCN Exchange Shares shall be issued in the names and denominations provided by the ECC Unit Holder.

     1.5 Standstill.

          (a) Until the earlier of the Closing or April 28, 2006 (the "No Shop Period"), neither ECC nor the ECC Unit Holder will (i) solicit or encourage any offer or enter into any agreement or other understanding, whether written or oral, for the sale, transfer or other disposition of any capital stock or assets of ECC to or with any other entity or person, except as contemplated by the Transaction, other than sales of goods and services by ECC in the ordinary course of its business; (ii) entertain or pursue any unsolicited communication, offer or proposal for any such sale, transfer or other disposition; or (iii) furnish to any person or entity (other than CCCN and its authorized agents and representatives) any nonpublic information concerning ECC or its business, financial affairs or prospects for the purpose or with the intent of permitting such person or entity to evaluate a possible acquisition of any capital stock or assets of ECC. If either ECC or the ECC Unit Holder shall receive any unsolicited communication or offer, ECC or the ECC Unit Holder, as applicable, shall immediately notify CCCN of the receipt of such communication or offer.

          (b) During the No-Shop Period, CCCN will not (i) solicit or encourage any offer or enter into any agreement or other understanding, whether written or oral, for the sale, transfer or other disposition of any capital stock or assets of CCCN to or with any other entity or person, except as contemplated herein, other than sales of goods and services by CCCN in the ordinary course of its business; (ii) entertain or pursue any unsolicited communication, offer or proposal for any such sale, transfer or other disposition; or (iii) furnish to any person or entity (other than ECC, and its authorized agents and representatives) any nonpublic information concerning CCCN or its business, financial affairs or prospects for the purpose or with the intent of permitting such person or entity to evaluate a possible acquisition of any capital stock or assets of CCCN. If either CCCN or any of CCCN's stockholders shall receive any unsolicited communication or offer, CCCN or CCCN's stockholders, as applicable, shall immediately notify the ECC Unit Holder of the receipt of such communication or offer.

          REPRESENTATIONS, COVENANTS, AND WARRANTIES OF ECC UNIT HOLDER

     As an inducement to, and to obtain the reliance of CCCN, the ECC Unit Holder represents and warrants to CCCN as follows:

     2.1 Organization. ECC is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Missouri. ECC has the power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in jurisdictions in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. The execution and delivery of this Agreement does not, and the consummation of the Transaction in accordance with the terms hereof will not, violate any provision of ECC's organizational documents. ECC has taken all action required by laws, its articles of incorporation, certificate of business registration, or otherwise to authorize the execution and delivery of this Agreement. ECC has full power, authority, and legal right and has taken or will take all action required by law, its organizational documents, and otherwise to consummate the Transaction.

     2.2 Capitalization. All issued and outstanding ECC Units are legally issued, fully paid, and non-assessable and were not issued in violation of the pre-emptive or other rights of any person.

     2.3 Subsidiaries and Predecessor Corporations. ECC does not have any subsidiaries and does not own, beneficially or of record, any shares or other equity interests of any other corporation or entity.

     2.4 Financial Statements.

          (a) On or before the Closing Date (the "Audit Period"), ECC shall have delivered to CCCN (i) audited financial statements and notes thereto covering its fiscal years ending December 31, 2005 and 2004, including income statements, balance sheets and statements of cash flow and equity for such fiscal years then ended (the "ECC Financial Statements").

          (b) ECC has filed all local income tax returns required to be filed by it from its inception to the date hereof. All such returns are complete and accurate in all material respects. ECC has no liabilities with respect to the payment of federal, county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable, for which ECC may be liable in its own right or as a transferee of the assets of, or as a successor to, any other corporation or entity.

          (c) No deficiency for any taxes has been proposed, asserted or assessed against ECC. There has been no tax audit, nor has there been any notice to ECC by any taxing authority regarding any such tax audit, or, to the knowledge of ECC, is any such tax audit threatened with regard to any taxes or ECC tax returns. ECC does not expect the assessment of any additional taxes of ECC for any period prior to the date hereof and has no knowledge of any unresolved questions concerning the liability for taxes of ECC.

          (d) The books and records, financial and otherwise, of ECC are in all material respects complete and correct and have been maintained in accordance with good business and accounting practices.

     2.5 Information. The information concerning ECC set forth in this Agreement and the ECC Information are and will be complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, nor misleading as of the date hereof and as of the Closing Date.

     2.6 Common Stock Equivalents. There are no existing options, warrants, calls, commitments of any character or other common stock equivalents relating to any authorized but un-issued ECC Units.

     2.7 Absence of Certain Changes or Events. Except as set forth in this Agreement or the ECC Information, since the date of the ECC Financial
Statements:

          (a) except in the normal course of business, there has not been (i) any material adverse change in the business, operations, properties, assets, or condition of ECC; or (ii) any damage, destruction, or loss to ECC (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets, or condition of ECC;

          (b) ECC has not (i) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) not otherwise in the ordinary course of business, and except for capital raised by issuance of debt or equity in a private placement or other capital raising transaction deemed advisable by ECC; (ii) paid any material obligation or liability not otherwise in the ordinary course of business (absolute or contingent) other than current liabilities reflected in or shown on the most recent ECC consolidated balance sheet, and current liabilities incurred since that date in the ordinary course of business; (iii) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights not otherwise in the ordinary course of business (except assets, properties, or rights not used or useful in its business which, in the aggregate have a value of less than $50,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value of less than $50,000); (iv) made or permitted any amendment or termination of any contract, agreement, or license to which they are a party not otherwise in the ordinary course of business if such amendment or termination is material, considering the business of ECC; or (v) issued, delivered, or agreed to issue or deliver any stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock).

          (c) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties.

     2.8 Litigation and Proceedings. Except as set forth in the ECC Information, there are no actions, suits, proceedings, or investigations pending or, to the knowledge of ECC, threatened by or against ECC, or affecting ECC or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.

     2.9 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the Transaction will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which ECC is a party or to which any of its properties or operations are subject.

     2.10 Contracts. ECC has provided, or will provide CCCN, copies of all material contracts, agreements, franchises, license agreements, or other commitments to which ECC is a party or by which it or any of its assets, products, technology, or properties are bound.

     2.11 Compliance With Laws and Regulations. ECC has complied with all applicable statutes and regulations of any national, county, or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or condition of ECC, or except to the extent that noncompliance would not result in the incurrence of any material liability for ECC.

     2.12 Approval of Agreement. The management of ECC (the "ECC Management") and the ECC Unit Holder have approved the execution and delivery of this Agreement by the ECC Unit Holders, and have approved the Transaction.

     2.13 ECC Information. ECC will deliver, as soon as practicable, the following information, which are collectively referred to as the "ECC Information," all certified by the chief executive officer of ECC as complete, true, and correct:

          (a) Complete and correct copies of the organizational documents, as amended, of ECC in effect as of the date of this Agreement, and

          (b) True and correct copies of all material contracts, agreements, or other instruments to which ECC is a party or by which it or its properties are bound, specifically including all contracts, agreements, or arrangements referred to in Section 2.10.

     2.14 Title and Related Matters. ECC has good and marketable title to all of its properties, interest in properties, and assets, real and personal, which are reflected in the ECC Financial Statements or acquired after that date (except properties, interest in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges, or encumbrances except:

          (a) statutory liens or claims not yet delinquent;

          (b) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and

          (c) as described in the ECC Information.

     2.15 Governmental Authorizations. ECC has all licenses, franchises, permits, and other government authorizations, that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by ECC of this Agreement and the consummation by ECC of the Transaction.

     2.16 Continuity of Business Enterprises. ECC has no commitment or present intention to liquidate ECC or sell or otherwise dispose of a material portion of its business or assets following the consummation of the Transaction.

     2.17 Ownership of ECC Units. The ECC Unit Holder is the legal and beneficial owner of 100% of the ECC Units, free and clear of any claims, charges, equities, liens, security interests, and encumbrances whatsoever, and the ECC Unit Holder has full right, power, and authority to transfer, assign, convey, and deliver his ECC Units; and delivery of such ECC Units at the Closing will convey to CCCN good and marketable title to such ECC Units, free and clear of any and all claims, charges, equities, liens, security interests, and encumbrances whatsoever.

     2.18 Brokers. The ECC Unit Holder has not entered into any contract with any person, firm or other entity that would obligate ECC or CCCN to pay any commission, brokerage or finder's fee in connection with the Transaction.

     2.19 Nominees. During the past five years, no event listed in Sub-paragraphs (1) through (4) of Subparagraph (d) of Item 401 of Regulation S-B has occurred with respect to any of the nominees of the ECC Unit Holder (the "Nominees") to serve as CCCN's directors and officers following the Closing which is material to an evaluation of the ability or integrity of such Nominee.

               REPRESENTATIONS, COVENANTS, AND WARRANTIES OF CCCN

     As an inducement to, and to obtain the reliance of the ECC Unit Holder, CCCN represents and warrants as follows:


     3.1 Organization. CCCN is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there is no jurisdiction in which it is not qualified in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the CCCN Information (as hereinafter defined) are complete and correct copies of the Articles of Incorporation and bylaws of CCCN, and all amendments thereto, as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the Transaction will not, violate any provision of CCCN's Articles of Incorporation or bylaws. CCCN has taken all action required by law, its Articles of Incorporation, its bylaws, or otherwise to authorize the execution and delivery of this Agreement, and CCCN has full power, authority, and legal right and has taken all action required by law, its Articles of Incorporation, bylaws, or otherwise to consummate the Transaction.

     3.2 Capitalization. CCCN's authorized capitalization consists of 235,000,000 shares of Common Stock, of which no more than 4,838,531 shares will be issued and outstanding immediately prior to the Closing (an aggregate of 10,569,895 shares of CCCN Stock shall be outstanding immediately following the Closing); and 15,000,000 shares of preferred stock, none of which are issued and outstanding. All presently issued and outstanding shares are legally issued, fully paid, and non-assessable and not issued in violation of the pre-emptive or other rights of any person. The CCCN Exchange Shares will be legally issued, fully paid and non-assessable and shall not be issued in violation of the pre-emptive or other rights of any other person.

     3.3 Subsidiaries. Except as otherwise disclosed in its SEC reports, CCCN does not have any subsidiaries and does not own, beneficially or of record, any shares or other equity interests of any other corporation or other entity.

     3.4 Financial Statements. Except as otherwise disclosed in its SEC reports:

          (a) CCCN has no liabilities with respect to the payment of any federal, state, county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable, for which CCCN may be liable in its own right, or as a transferee of the assets of, or as a successor to, any other corporation or entity;

          (b) CCCN has filed all federal, state, or local income tax returns required to be filed by it from its inception to the date hereof; and

          (c) The books and records, financial and otherwise, of CCCN are in all material respects complete and correct and have been maintained in accordance with good business and accounting practices. No deficiency for any taxes has been proposed, asserted or assessed against CCCN. There has been no tax audit, nor has there been any notice to CCCN by any taxing authority regarding any such tax audit, or, to the knowledge of CCCN, is any such tax audit threatened with regard to any taxes or CCCN tax returns. CCCN does not expect the assessment of any additional taxes of CCCN for any period prior to the date hereof and has no knowledge of any unresolved questions concerning the liability for taxes of CCCN. CCCN has good and marketable title to its assets and, except as set forth in the CCCN Information or the Financial Statements of CCCN or the notes thereto, has no material contingent liabilities, direct or indirect, matured or unmatured.

     3.5 Information. The information concerning CCCN set forth in this Agreement and the CCCN Information are and will be complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading as of the date hereof and as of the Closing Date.

     3.6 Common Stock Equivalents. Except as set forth herein, there are no existing options, warrants, calls, commitments of any character or other common stock equivalents relating to authorized and unissued stock of CCCN.

     3.7 Absence of Certain Changes or Events. Except as described herein or in the CCCN Information, since September 30, 2005: (a) There has not been (i) any material adverse change, financial or otherwise, in the business, operations, properties, assets, or condition of CCCN (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets, or condition of CCCN;

          (b) CCCN has not (i) amended its Articles of Incorporation or bylaws;
(ii) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of CCCN; (iv) made any material change in its method of management, operation, or accounting; (v) entered into any other material transactions; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees; or (viii) made any increase in any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement, made to, for, or with its officers, directors, or employees;

          (c) CCCN has not (i) granted or agreed to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof, except for those issued to ECC pursuant to this transaction; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid or agreed to pay any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent CCCN balance sheet and current liabilities incurred since that date in the ordinary course of business and professional and other fees and expenses incurred in connection with the preparation of this Agreement and the consummation of the Transaction;
(iv) sold or transferred, or agreed to sell or transfer, any of its assets, property, or rights (except assets, property, or rights not used or useful in its business which, in the aggregate have a value of less than $5,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value of less than $5,000); (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of CCCN; or (vi) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and unissued or held as treasury stock), except in connection with this Agreement; and

          (d) To the best knowledge of CCCN, it has not become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect, the business, operations, properties, assets, or condition of CCCN.

     3.8. Title and Related Matters. Except as otherwise stated in its SEC reports, CCCN has good and marketable title to all of its properties, interest in properties, and assets, real and personal, which are reflected in the CCCN balance sheet or acquired after that date (except properties, interest in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges, or encumbrances except:

          (a) statutory liens or claims not yet delinquent;

          (b) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and

          (c) as described in the CCCN Information.

     3.9 Litigation and Proceedings. There are no actions, suits, or proceedings pending or, to the knowledge of CCCN, threatened by or against or affecting CCCN, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.

     3.10 Contracts. CCCN is not a party to any material contract, agreement, or other commitment, except as specifically disclosed in its SEC reports and the disclosures called for by this Agreement.

     3.11 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the Transaction will not result in the breach of any term or provision of, or constitute a default under, any indenture, mortgage, deed of trust, or other material agreement or instrument to which CCCN is a party or to which it or any of its assets or operations are subject.

     3.12 Governmental Authorizations. CCCN has all licenses, franchises, permits, and other government authorizations, that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by CCCN of this Agreement and the consummation by CCCN of the Transaction.

     3.13 Compliance With Laws and Regulations. Except as described herein, in its SEC reports or in the CCCN Information, to the best of its knowledge, CCCN has complied with all applicable statutes and regulations of any federal, state, or other applicable governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or conditions of CCCN or except to the extent that noncompliance would not result in the incurrence of any material liability. This compliance includes, but is not limited to, to the extent such compliance is applicable, the filing of all reports to date with the United States Securities and Exchange Commission (the "SEC") and state securities authorities.

     3.14 Insurance. CCCN owns no insurable properties and carries no casualty or liability insurance except a fidelity bond covering its officers and directors.

     3.15 Approval of Agreement. The board of directors of CCCN (the "CCCN Board") has authorized the execution and delivery of this Agreement by CCCN and the CCCN Board and a majority of CCCN's shareholders (the "CCCN Shareholders") have by written consent approved this Agreement and the Transaction.

     3.16 Continuity of Business Enterprises. CCCN has no commitment or present intention to liquidate CCCN or sell or otherwise dispose of a material portion of its business or assets following the consummation of the Transaction.

     3.17 Material Transactions of Affiliations. Except as disclosed herein and in the CCCN Information, there exists no material contract, agreement, or arrangement between CCCN and any person who was at the time of such contract, agreement, or arrangement an officer, director, or person owning of record or known by CCCN to own beneficially, 10% or more of the issued and outstanding common stock of CCCN and which is to be performed in whole or in part after the date hereof or was entered into not more than three years prior to the date hereof. Neither any officer, director, nor 10% stockholder of CCCN has, or has had during the last preceding full fiscal year, any known interest in any material transaction with CCCN which was material to the business of CCCN. CCCN has no commitment, whether written or oral, to lend any funds to, borrow any money from, or enter into any other material transaction with any such affiliated person.

     3.18 Employment Matters. CCCN has no employees other than its executive officers.

     3.19 CCCN Information. CCCN has delivered to ECC, or will deliver as soon as practicable at ECC's request, the following disclosures, which are collectively referred to as the "CCCN Information," which are dated the date of this Agreement, all certified by an officer to be complete, true, and accurate:

          (a) complete and accurate copies of the Articles of Incorporation and bylaws, as amended, of CCCN as in effect as of the date of this Agreement;

          (b) a copy of the federal income tax returns of CCCN identified in
Section 3.4(b);

          (c) a description of any material adverse change in the business, operations, property, assets, or condition of CCCN, required to be provided pursuant to Section 3.7; and

          (d) any other information, together with any required copies of documents, required to be disclosed in the CCCN Information by Sections 3.1 through 3.17.

     3.20 Current Information. CCCN shall cause the CCCN Information and the instruments and data delivered to ECC hereunder to be updated after the date hereof up to and including the Closing Date.

     3.21 Brokers. CCCN has not entered into any contract with any person, firm or other entity that would obligate ECC or CCCN to pay any commission, brokerage or finders' fee in connection with the Transaction.

                                SPECIAL COVENANTS

     4.1 Shareholders' Actions of CCCN. Prior to the Closing (and in compliance with applicable laws, rules and regulations), CCCN shall cause the following actions to be taken by the written consent of the Board of Directors of the
Company:

          (a) Current Directors of CCCN shall appoint and elect Ephren Taylor, Jr. as a director and the CEO of CCCN, effective at the time of the Closing;

          (b) Approval of this Agreement and the Transaction; and

          (c) Current Directors will resign at closing and take such other actions as the directors may determine are necessary or appropriate.

     4.2 Unit Holders' Actions of ECC. Prior to the Closing, the following actions shall be taken by the written unanimous consent of the ECC Unit Holders:

          (a) the approval of this Agreement and the Transaction; and

          (b) such other actions as the management of ECC may determine are necessary or appropriate.

     4.3 Access to Properties and Records. CCCN and ECC will each afford to the officers and authorized representatives of the other reasonable access to the properties, books, and records of CCCN or ECC in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other, and each will furnish the other with such additional financial and operating data and other information as to the business and properties of CCCN or ECC as the other shall from time to time reasonably request.

     4.4 Delivery of Books and Records. At the Closing, CCCN shall deliver to ECC, the originals of the corporate minute books, books of account, contracts, records, and all other books or documents of CCCN now in the possession or control of CCCN or its representatives and agents.

     4.5 Dilution Protection. Until ninety (90) days after the Closing, CCCN shall not effect any stock dividend, subdivision, reclassification, recapitalization, split, conversion, consolidation or combination of CCCN Common Stock.

     4.6 Actions Prior to Closing by both Parties.

          (a) From and after the date of this Agreement until the Closing Date and except as set forth in the CCCN or ECC Information or as permitted or contemplated by this Agreement, CCCN and ECC will each: (i) carry on its business in substantially the same manner as it has heretofore; (ii) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty; (iii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it; (iv) perform in all material respects all of its obligation under material contracts, leases, and instruments relating to or affecting its assets, properties, and business; (v) use its best efforts to maintain and preserve its business organization intact, to retain its key employees, and to maintain its relationship with its material suppliers and customers; and (vi) fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations, and orders imposed by federal or state governmental authorities.

          (b) From and after the date of this Agreement until the Closing Date, neither CCCN nor ECC will: (i) make any change in their organizational documents, Articles of Incorporation or bylaws; (ii) take any action described in Section 2.7 in the case of ECC, or in Section 3.7, in the case of CCCN (all except as permitted therein or as disclosed in the applicable Party's disclosures); (iii) enter into or amend any contract, agreement, or other instrument of any of the types described in such Party's disclosures, except that a Party may enter into or amend any contract, agreement, or other instrument in the ordinary course of business involving the sale of goods or services, or (iv) make or change any material tax election, settle or compromise any material tax liability or file any amended tax return.

     4.7 Indemnification.

          (a) ECC hereby agrees to indemnify CCCN and each of the officers, agents and directors of CCCN as of the date of execution of this Agreement against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in Article II. The indemnification provided for in this paragraph shall not survive the Closing and consummation of the Transaction but shall survive the termination of this Agreement pursuant to Section 7.1(b) of this Agreement.

          (b) CCCN hereby agrees to indemnify ECC and each of the officers, agents and directors of ECC as of the date of execution of this Agreement against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made under Article
III. The indemnification provided for in this paragraph shall not survive the Closing and consummation of the Transaction but shall survive the termination of this Agreement pursuant to Section 7.1(c) of this Agreement.

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF CCCN

     The obligations of CCCN under this Agreement are subject to the satisfaction, at or before the Closing, of the following conditions:

     5.1 Accuracy of Representations; Performance. The representations and warranties made by the ECC Unit Holders in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and ECC shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by the ECC Unit Holders prior to or at the Closing. CCCN may request to be furnished with a certificate, signed by a duly authorized representative of all of the ECC Unit Holders and dated the Closing Date, to the foregoing effect.

     5.2 Certificates. CCCN shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized representative of all of the ECC Unit Holders to the effect that no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of such ECC Unit Holders is threatened, which might result in an action to enjoin or prevent the consummation of the Transaction, or, to the extent not disclosed in the ECC Information, by or against ECC which might result in any material adverse change in any of the assets, properties, business, or operations of ECC.

     5.3 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business, or operations of ECC, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations.

     5.4 Other Items.

          (a) CCCN shall have received a member list of ECC containing the name, address, and number of units held by each ECC Unit Holder as of the date of Closing certified by an executive officer of ECC as being true, complete, and accurate;

          (b) CCCN shall have received such further documents, certificates, or instruments relating to the Transaction as CCCN may reasonably request;

          (c) complete and satisfactory due diligence review of ECC by CCCN;

          (d) approval of the Transaction by the ECC Board and the ECC Unit Holders;

          (e) on or before the date of the Closing, ECC shall have delivered to CCCN the ECC Financial Statements; and

          (f) any necessary third-party consents shall be obtained prior to Closing, including but not limited to consents necessary from ECC's lenders, creditors, vendors and lessors.

             CONDITIONS PRECEDENT TO OBLIGATIONS OF ECC UNIT HOLDERS

         The obligations of the ECC Unit Holders under this Agreement are subject to the satisfaction, at or before the Closing, of the following conditions:

     6.1 Accuracy of Representations; Performance. The representations and warranties made by CCCN in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and CCCN shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by CCCN prior to or at the Closing. ECC shall have been furnished with a certificate, signed by a duly authorized executive officer of CCCN and dated the Closing Date, to the foregoing effect.

     6.2 Officer's Certificate. ECC shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized executive officer of CCCN to the effect that no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of CCCN threatened, which might result in an action to enjoin or prevent the consummation of the Transaction.

     6.3 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business, or operations of CCCN nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of CCCN.

     6.4 Good Standing. ECC shall have received a certificate of good standing from the Secretary of State of the State of Nevada or other appropriate office, dated as of a date within ten days prior to the Closing Date certifying that CCCN is in good standing as a corporation in the State of Nevada and has filed all tax returns required to have been filed by it to date and has paid all taxes reported as due thereon.

     6.5 Other Items.

          (a) ECC shall have received a stockholder list of CCCN containing the name, address, and number of shares held by each CCCN stockholder as of the date of Closing certified by an executive officer of CCCN as being true, complete, and accurate;

          (b) ECC shall have received such further documents, certificates, or instruments relating to the Transaction as ECC may reasonably request;

          (c) complete and satisfactory due diligence review of CCCN by the ECC Unit Holders;

          (d) approval of the Transaction by the CCCN Board and a majority of the CCCN Shareholders;

          (e) there shall have been no material adverse changes in CCCN, financial or otherwise, from the information provided in the CCCN Financial Statements;

          (f) at the Closing, the authorized capitalization of CCCN shall consist of (i) 235,000,000 shares of CCCN Stock, of which 4,838,531 shares shall be issued and outstanding immediately after the Closing, excluding the CCCN Exchange Shares;

          (g) except as set forth herein, there shall be no CCCN Common Stock Equivalents outstanding as of immediately prior to the Closing. For purposes of the foregoing, "CCCN Common Stock Equivalents" shall mean any subscriptions, warrants, options or other rights or commitments of any character to subscribe for or purchase from CCCN, or obligating CCCN to issue, any shares of any class of the capital stock of CCCN or any securities convertible into or exchangeable for such shares;

          (h) the resignation of the officers and directors of CCCN effective upon the Closing, with such vacancies filled by the nominees of the ECC Unit Holders as set forth herein; and

          (i) any necessary third-party consents shall be obtained prior to Closing, including but not limited to consents necessary from CCCN's lenders, creditors, vendors and lessors.

                                   TERMINATION

     7.1 Termination.

          (a) This Agreement may be terminated by either the ECC Unit Holders or the CCCN Board at any time prior to the Closing Date if: (i) there shall be any actual or threatened action or proceeding before any court or any governmental body which shall seek to restrain, prohibit, or invalidate the Transaction and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; (ii) the Transaction is disapproved by any regulatory authority whose approval is required to consummate such transaction or in the judgment of such board of directors, made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the exchange; (iii) there shall have been any change after the date of the latest balance sheets of ECC and CCCN, respectively, in the assets, properties, business, or financial condition of ECC and CCCN, which could have a materially adverse effect on the value of the business of ECC and CCCN respectively, except any changes disclosed in the ECC and CCCN Information, as the case may be, dated as of the date of execution of this Agreement. In the event of termination pursuant to this paragraph (a) of Section 7.1, no obligation, right, or liability shall arise hereunder, and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting, and execution of this Agreement and the Transaction; (iv) the Closing Date shall not have occurred by May 30, 2006; or (v) if CCCN shall not have provided responses satisfactory in ECC's reasonable judgment to ECC's request for due diligence materials.

          (b) This Agreement may be terminated at any time prior to the Closing by action of the CCCN Board if the ECC Unit Holders shall fail to comply in any material respect with any of their covenants or agreements contained in this Agreement or if any of the representations or warranties of the ECC Unit Holders contained herein shall be inaccurate in any material respect, and, in either case if such failure is reasonably subject to cure, it remains uncured for seven days after notice of such failure is provided to the ECC Unit Holders. If this Agreement is terminated pursuant to this paragraph (b) of Section 7.1, this Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder.

          (c) This Agreement may be terminated at any time prior to the Closing by action of the ECC Unit Holders if CCCN shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of CCCN contained herein shall be inaccurate in any material respect, and, in either case if such failure is reasonably subject to cure, it remains uncured for seven days after notice of such failure is provided to CCCN. If this Agreement is terminated pursuant to this paragraph (c) of Section 7.1, this Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder.

                                  MISCELLANEOUS

     8.1 Governing Law. This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to matters of state law, with the laws of Nevada. Any dispute arising under or in any way related to this Agreement will be submitted to binding arbitration before a single arbitrator by the American Arbitration Association in accordance with the Association's commercial rules then in effect. The arbitration will be conducted in San Antonio, Texas. The decision of the arbitrator will set forth in reasonable detail the basis for the decision and will be binding on the parties. The arbitration award may be confirmed by any court of competent jurisdiction.

     8.2 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:


If to CCCN, to:                   City Capital Corporation
                                  ATTN: Gary Borglund
                                  2535 Pilot Knob Road, Suite 118
                                  Mendota Heights, MN 55120

If to the ECC                     Ephren Capital Corporation
Unit Holders, to:                 ATTN: Ephren Taylor, Jr.
                                  2000 Mallory Lane, Suite 130-301
                                  Franklin, TN 37067

or such other addresses as shall be furnished in writing by any Party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, or telegraphed.


     8.3 Attorney's Fees. In the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching Party or Parties shall reimburse the non-breaching Party or Parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

     8.4 Confidentiality. CCCN and the ECC Unit Holders will keep confidential all information and materials regarding the other Party designated by such Party as confidential. The provisions of this Section 8.5 shall not apply to any information which is or shall become part of the public domain through no fault of the Party subject to the obligation from a third party with a right to disclose such information free of obligation of confidentiality. CCCN and ECC agree that no public disclosure will be made by either Party of the existence of the Transaction or the letter of intent or any of its terms without first advising the other Party and obtaining its prior written consent to the proposed disclosure, unless such disclosure is required by law, regulation or stock exchange rule.

     8.5 Expenses. Except as otherwise set forth herein, each Party shall bear their own costs and expenses associated with the Transaction. Without limiting the generality of the foregoing, all costs and expenses incurred by ECC and CCCN after the Closing shall be borne by CCCN. After the Closing, the costs and expenses of the ECC Unit Holders shall be borne by the ECC Unit Holders.

     8.6 Information; Knowledge. Each Party is presumed to have full knowledge of all information set forth in the other party's disclosures delivered pursuant to this Agreement.

     8.7 Third Party Beneficiaries. This contract is solely between CCCN and the ECC Unit Holders, and, except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor, or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

     8.8 Entire Agreement. This Agreement represents the entire agreement between the Parties relating to the Transaction. There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein.

     8.9 Survival. The representations and warranties of the respective Parties shall not survive the Closing and the consummation of the Transaction.

     8.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

     8.11 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all Parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective representatives, hereunto duly authorized, as of the date first above-written.

"ECC UNIT HOLDER"                      EPHREN CAPITAL CORPORATION




                                       By: /s/ Ephren W. Taylor II
                                         -------------------------
                                       Ephren W Taylor II, President


"CCCN"                                 CITY CAPITAL CORPORATION

                                       By: /s/ Gary Borglund
                                       ---------------------
                                       Gary Borglund, President